January 13, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  Tia L. Jenkins

Re:                             Golden Minerals Company

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13627

Dear Ms. Jenkins:

On behalf of Golden Minerals Company (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated December 20, 2013, regarding the Company’s annual report on Form 10-K as filed on March 1, 2013.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

General

Comment:

1.                                      We note your response to comment one in our letter dated November 13, 2013 indicating you will enhance your disclosure regarding your absence of proven and/or probable reserves, the reporting and accounting consequences under Industry Guide 7, and the proposed additional disclosure. Please remove the terms “commercial operations” and “commercial production” from your filing. The terms “development” and “production” have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Industry Guide 7, please remove the terms “develop, development, operations, or production” throughout your document, and replace this terminology, as needed, with the terms such as “explore” or “exploration.” This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Response:

As long as the Company is in the exploration stage and has not established proven and probable reserves as defined by Industry Guide 7, in future filings, including the Company’s next annual report on Form 10-K for the period ended December 31, 2013 (the “2013 Form 10-K”), the Company will remove the prohibited terms referenced in Comment 1 above and replace such terms, as needed, with terms such as “explore” or “exploration”.

2012 Technical Report, page 11

Comment:

2.                                      We note your response to comment five in our letter dated November 13, 2013 in which you explain your historical success in adding to your mineralized material inventory. Please provide a reconciliation of your mineralized material inventory, comparing the actual material mined to your estimates of the mineralized materials blocked out over a two to three year period in your filing.

Response:

Set forth below is a reconciliation of the material mined in 2012 compared to the Company’s estimates of mineralized material.  In preparing the reconciliation, the Company compared the grade of the material mined from each stope to the average grade of material included within the block in the Company’s mineralized material inventory in which the stope was located.

	Metric Tonnes	Gold (Au) Grade (Grams per tonnes)	Silver (Ag) Grade (Grams per tonnes)	Lead (Pb) Grade %	Zinc (Zn) Grade %	Gold (Au) oz.	Silver (Ag) oz.	Lead (Pb) tonnes	Zinc (Zn) tonnes
2012 Velardeña Mine mineralized material extracted	100,127	3.2	207.2	0.77	0.90	10,317	666,925	769	903
Estimated blocks from which mineralized material was extracted	582,326	2.97	191.9	0.68	0.85	54,459	3,487,992	3,936	4,960
Grade reconciliation as % variation from estimate of mineralized material		8%	8%	13%	6%

2012 Chicago Mine mineralized material extracted	34,307	2.33	134.7	2.62	2.88	2,571	148,565	756	796
Estimated blocks from which mineralized material was extracted	95,761	2.23	196.1	2.29	2.78	6,862	603,682	2,195	2,665
Grade reconciliation as % variation from estimate of mineralized material		5%	-31%	14%	3%

Notes to the Consolidated Financial Statements, page F-7

Note 1.  Operations, page F-7

Comment:

3.                                      We note your response to comment eight in our letter dated November 13, 2013, indicating that you have no current plans to attempt to convert any portion of your mineralized material to reserves. Given the fact that you have not yet demonstrated the existence of proven and probable reserves as defined by Industry Guide 7, you continue be in the exploration stage and thus are an exploration stage company. In future filings, please revise to provide prominent disclosures both inside and outside of your financial statements to clearly address the following as related to the lack of proven and probable reserves at any of your mineral properties:

•                  Disclose the types of costs that you will continue to expense versus capitalize since you have not established reserves.

•                  Highlight that your financial statements may not be comparable to the financial statements of mining companies that have established reserves and exited the exploration stage. Your disclosures should include a discussion of how companies that have established reserves and exited the exploration stage typically capitalize costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined, with the resulting depreciation and depletion allocated to inventory, and then to cost of sales as the inventory is sold.

Response:

As long as the Company is in the exploration stage and has not established proven and probable reserves as defined by Industry Guide 7, in future filings, including the 2013 Form 10-K, the Company will provide prominent disclosures both inside and outside its financial statements to clearly address the foregoing bullet points as related to the Company’s lack of proven and probable reserves.

Note 3.  Summaries of Significant Accounting Policies, page F-8

f.  Mining properties, exploration and development costs, page F-9

Comment:

4.                                      We note your response to comment nine in our letter dated November 13, 2013 and understand that the company expenses development costs for properties where proven and probable reserves have not been established. Please expand your disclosures in future filings to clearly state that you have not established proven and probable reserves for any of your mineral properties and as a result, you expense all costs of developing your mines as incurred.

Response:

As long as the Company is in the exploration stage and has not established proven and probable reserves as defined by Industry Guide 7, in future filings, including the 2013 Form 10-K, the Company will expand its disclosures to clearly state that it has not established proven and probable reserves for any of its mineral properties and as a result, the Company expenses substantially all costs of developing its mines as incurred.

*              *              *              *              *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7499.

Sincerely,

/s/ Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:                                Julie Marlowe

Joanna Lam

George K. Schuler

Robert P. Vogels